Maidenform Brands, Inc.
154 Avenue E
Bayonne, NJ 07002

September 27, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

H. Christopher Owings, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Maidenform Brands, Inc.
Registration Statement on Form S-3, File No. 333-145002

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Maidenform Brands, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:30 p.m. Eastern Time on September 27, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

(a) should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Maidenform Brands, Inc.

By : /s/ Dorvin D. Lively
Dorvin D. Lively
Chief Financial Officer

cc:	Ellie Quarles (Staff) Anita Karu (Staff)